Filed Pursuant to Rule 424(b)(3)

Registration No. 333-217481

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated December 1, 2017)

Ultra Petroleum Corp.

65,600,813 Common Shares

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated December 1, 2017, covering the offer and resale of up to an aggregate of 65,600,813 common shares, no par value, of Ultra Petroleum Corp. by the selling stockholders identified in the prospectus, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 30, 2018.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common shares involves a high degree of risk. Before buying any common shares, you should carefully read the discussion of material risks of investing in our common shares in “Risk Factors” beginning on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): January 30, 2018 (January 30, 2018)

ULTRA PETROLEUM CORP.

(Exact Name of Registrant as Specified in Charter)

Yukon, Canada	001-33614	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

400 N. Sam Houston Parkway E.

Suite 1200

Houston, Texas 77060

(Address of Principal Executive Offices) (Zip Code)

281-876-0120

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 29, 2018, Ultra Petroleum Corp. (the “Company”) entered into an agreement (the “Agreement”) with Fir Tree Capital Management LP (“Fir Tree”) regarding the membership and composition of the Company’s board of directors (the “Board”) and related matters.

Pursuant to the Agreement, the Company will appoint Evan Lederman, a Fir Tree investment professional, to the Board to fill the vacancy resulting from W. Charles Helton’s resignation from the Board. The Company will also appoint an independent director (the “Independent Director”, together with Mr. Lederman, the “New Directors”) to the Board to fill the vacancy resulting from Roger A. Brown’s resignation from the Board. The Company agreed that Fir Tree will have the right to recommend three to five candidates to serve as the Independent Director, who must meet certain criteria as set forth in the Agreement, and that Fir Tree and the Board will work together to select a mutually agreeable, qualified person from such candidates to serve as the Independent Director. Pursuant to the terms of the Agreement, the appointments of the New Directors will be completed on the date that is the earlier of (x) February 28, 2018 and (y) the date on which the Company announces its fourth quarter 2017 earnings results (the “Transition Date”).

The Company also agreed that Fir Tree may replace either New Director in the event he or she resigns or can no longer serve on the Board due to death, disability or other reasons prior to the later of (x) April 12, 2019 and (y) the date on which such New Director is next up for election at a meeting of the Company’s shareholders, subject to such candidate meeting certain criteria as set forth in the Agreement.

Fir Tree has agreed to abide by certain standstill provisions during a standstill period (the “Standstill Period”) ending on the Standstill End Date. In the Agreement, the “Standstill End Date” means (i) if the Company shall have delivered to Fir Tree no later than thirty calendar days prior to the deadline for submission for nominations for election to the Board at the 2019 annual meeting of shareholders a written confirmation that Mr. Lederman and the Independent Director (or their respective replacements or proposed replacements) will be nominated for election to the Board at the 2019 annual meeting of shareholders, the earlier of (a) fifteen calendar days prior to the deadline for submission for nominations for election to the Board at the 2020 annual meeting of shareholders pursuant to the Company’s Amended and Restated Bylaw No. 1 and (b) April 19, 2020; or (ii) if the Company shall have failed to deliver the written confirmation pursuant to clause (i) of this definition, the earlier of (c) fifteen calendar days prior to the deadline for submission for nominations for election to the Board at the 2019 annual meeting of shareholders and (d) April 19, 2019. Pursuant to the Agreement, Fir Tree has also agreed to vote its shares of the Company’s common stock in favor of the Company’s nominees and other proposals at each Annual Meeting during the Standstill Period, subject to certain limited exceptions.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 30, 2018, the Company announced that Michael D. Watford, the Company’s President, Chief Executive Officer and Chairman of the Board will be retiring from his roles at the Company and resigning from the Board, effective as of the Transition Date and will be replaced by Brad Johnson, the Company’s current Senior Vice President, Operations, who will be appointed as interim Chief Executive Officer and a director of the Board as of such date (the “CEO Transition Plan”). The Board has not approved any new compensation arrangements with Mr. Johnson as of the date hereof.

Mr. Johnson, age 46, has served as the Company’s Senior Vice President, Operations since April 1, 2014. Prior to that, Mr. Johnson served the Company as Director, Reservoir Engineering and Planning, and Vice President, Reservoir Engineering and Development. Prior to joining the Company, Mr. Johnson was employed by Anadarko Petroleum for thirteen years where he served in various engineering and leadership roles in several assets located in onshore North America, shelf and deep water Gulf of Mexico and in Algeria. Mr. Johnson earned a Bachelor of Science in Petroleum Engineering from Texas A&M University and a Master of Science in Petroleum Engineering from the University of Texas.

3

The Company also announced that, pursuant to the Agreement described under Item 1.01 of this Current Report which is incorporated by reference herein, effective as of the Transition Date, Dr. Helton and Mr. Brown will resign from their positions on the Board and Mr. Lederman and the Independent Director will be appointed to the Board (the “Board Transition Plan”). No changes to the composition of the Board committees nor any compensation arrangements with the New Directors were approved by the Board as of the date hereof.

Item 8.01	Other Events.

On January 30, 2018, the Company issued a press release, which is attached as Exhibit 99.1 hereto, announcing the Agreement, the CEO Transition Plan and the Board Transition Plan, as well as certain updates on well results from recent drills of horizontal wells on the east flank of Pinedale and certain changes to the Company’s hedge position.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Cooperation Agreement, dated as of January 29, 2018, by and among Ultra Petroleum Corp. and Fir Tree.

99.1	Press Release, dated January 30, 2018.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 30, 2018

ULTRA PETROLEUM CORP.

By:	/s/ Garrett B. Smith
Name:	Garrett B. Smith
Title:	Vice President, General Counsel and Corporate Secretary

5

Exhibit 10.1

Execution Copy

COOPERATION AGREEMENT

This Cooperation Agreement, dated as of January 29, 2018 (this “Agreement”), is by and among Ultra Petroleum Corp. (the “Company”) and Fir Tree Capital Management LP (“Fir Tree”).

WHEREAS, Fir Tree is a long-term shareholder of the Company and the Company and Fir Tree have engaged in various discussions and communications concerning the Company’s long-term business plans;

WHEREAS, as of the date hereof, Fir Tree and its Affiliates (i) Beneficially Own 36,379,590 common shares of the Company, without par value (the “Common Stock”), which represents approximately 18.53% of the Common Stock issued and outstanding as of the date hereof and (ii) have a Synthetic Net Long Position (as defined herein) in 7,038,874 shares of Common Stock;

WHEREAS, the Company and Fir Tree have determined to come to an agreement with respect to certain matters relating to the board of directors of the Company (the “Board”) and certain other matters, as provided in this Agreement;

WHEREAS, on January 30, 2018, the Company shall issue a press release in the form attached hereto as Exhibit A (the “Press Release”) announcing, among other things, (i) the resignation of Mr. Michael Watford from his position as President and Chief Executive Officer of the Company, effective as of the earlier of (a) the date of the announcement of the Company’s 2017 Q4 earnings and (b) February 28, 2018 (the earlier of such dates, the “Earnings Release Date”), (ii) the appointment of Mr. Brad Johnson as the interim Chief Executive Officer of the Company, effective as of the Earning Release Date and (iii) certain other matters set forth in this Agreement; and

WHEREAS, each of Dr. W. Charles Helton and Mr. Roger A. Brown will resign from their respective positions on the Board and any committees thereof, effective as of the Earnings Release Date.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.    Board Representation.

(a)    On the Earnings Release Date, the Board and all applicable committees of the Board shall take all necessary actions to (1) accept the resignation of Dr. W. Charles Helton from the Board and (2) cause Mr. Evan Lederman to be appointed to the Board to fill the vacancy resulting from such resignation to serve for the Initial Term. The appointment of Mr. Lederman will be subject to the execution by Mr. Lederman, prior to such appointment, of all director onboarding materials (which onboarding materials will be no more onerous than the onboarding materials provided to other non-executive directors of the Board) provided to Mr. Lederman prior to the Earnings Release Date.

(b)    Following the execution and delivery of this Agreement, Fir Tree will propose to the Board three (3) to five (5) nominees for appointment to the Board who meet the New Independent Director Criteria, and Fir Tree and the Board will work together to select, prior to the Earnings Release Date, a mutually agreeable, qualified Person from such nominees proposed by Fir Tree for appointment to the Board (such mutually agreeable and qualified person, the “New Independent Director,” and together with Mr. Lederman, the “New Directors”). On the Earnings Release Date, the Board and all applicable committees of the Board shall take all necessary actions to (1) accept the resignation of Mr. Roger A. Brown from the Board and (2) cause the New Independent Director to be appointed to the Board to fill the vacancy resulting from such resignation to serve for the Initial Term. The appointment of the New Independent Director will be subject to the execution by the New Independent Director, prior to the Earnings Release Date, of all director onboarding materials (which onboarding materials will be no more onerous than the onboarding materials provided to other non-executive directors of the Board) provided to the New Independent Director prior to the Earnings Release Date. Should the Company and Fir Tree be unable to mutually agree upon a New Independent Director prior to the Earnings Release Date, the Company shall take all necessary steps to provide a written response detailing the reasons why such nominees were not acceptable to the Board, and Fir Tree will be entitled to continue to recommend different nominees that meet the New Independent Director Criteria until a New Independent Director is so mutually agreed upon and is appointed to the Board.

(c)    At all times while serving as a member of the Board (and as a condition to such service), the New Directors shall (i) comply with all policies, codes and guidelines applicable to Board members (subject to Section 7(b)) (the “Director Policies”) and (ii) in the case of the New Independent Director, otherwise qualify as “independent” of the Company pursuant to the applicable securities laws and stock exchange requirements; provided that Fir Tree shall not be responsible for any breach of this Section 1(e) by the New Independent Director. The Company agrees that during the Standstill Period, any changes to the Director Policies, or new Director Policies, will be adopted in good faith and not for the purpose of undermining or conflicting with the arrangements contemplated hereby.

(d)    Should any of the New Directors resign from the Board or become unable to serve on the Board due to death, disability or other reasons prior to the expiration of the Initial Term, Fir Tree will have the right to recommend for appointment to the Board a replacement director meeting the Replacement Director Criteria (a “Replacement”). The appointment of a Replacement for a New Director will be subject to such Replacement having provided all director onboarding materials (which onboarding materials will be no more onerous than and in substantially the same form as the onboarding materials provided to other non-executive directors of the Board), interviews with members of the Board (to be conducted within ten (10) business days of Fir Tree’s recommendation of such Replacement), and a customary background check. The Company will complete its approval process within ten (10) business days of the later of its receipt of the Replacement’s director onboarding materials and the date of such interview. The Company shall appoint a Replacement to the Board if (and only if), taking into account the Replacement’s skillset and experience (only if such replacement is a Replacement for the New Independent Director), it finds a Replacement to be reasonably acceptable. Promptly after a determination that a Replacement is reasonably acceptable, the Board and all applicable committees of the Board shall take all necessary actions to cause the Replacement to be appointed to the Board and, if the Replacement is qualified under applicable securities laws and stock exchange requirements, as a member of those Board committees on which the New Director being replaced served, in each case, for the remainder of the Initial Term. In the event the Board reasonably finds that a Replacement is not acceptable, Fir Tree will be entitled to recommend different nominees which meet the Replacement Director Criteria, and such nominees will be subject to the foregoing approval process. For the avoidance of doubt, Fir Tree will be entitled to continue to recommend different nominees which meet the foregoing criteria until a Replacement is appointed. Except as otherwise specified in this Agreement, if a Replacement is appointed, all references in this Agreement to the terms “New Directors” and “New Independent Director” will include such Replacement, as applicable. Except as otherwise expressly permitted herein, the Company and the Board shall not take any action to remove or seek the removal of any of the New Directors during the Standstill Period (defined below).

2.    Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and ending on the Standstill End Date (the “Standstill Period”), Fir Tree shall not, nor shall it permit any of its Affiliates and Associates under its control, directly or indirectly, in any manner (whether alone or in concert with others), to take any of the following actions (unless specifically permitted to do so in writing in advance by the Board):

(a)    acquire, offer to acquire, or cause to be acquired Beneficial Ownership of, or a Synthetic Long Position in, any Voting Securities such that immediately following such transaction Fir Tree and its Affiliates would collectively have either (i) Beneficial Ownership of more than 25% of the then outstanding Voting Securities or (ii) a Total Net Long Position of more than 30% in the then outstanding Voting Securities;

(b)    solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or non-binding) with respect to, or from the holders of, Voting Securities, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), in or assist, advise, knowingly encourage or knowingly influence any Third Party in any “solicitation” of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote or withhold from voting any Voting Securities (other than such advice, encouragement or influence that is consistent with the Board’s recommendation in connection with such matter);

(c)    other than through open market or block trade brokered sale transactions where the identity of the purchaser is unknown to Fir Tree or in connection with a tender or exchange offer, sell, offer or agree to sell any Voting Securities to any Third Party that, to the knowledge of Fir Tree after reasonable and feasible inquiry, (i) has aggregate Beneficial Ownership (together with its Affiliates and Associates) of more than 9.9% of the issued and outstanding Common Stock or (ii) would result in such Third Party having aggregate Beneficial Ownership (together with its Affiliates and Associates) of more than 9.9% of the issued and outstanding Common Stock;

(d)    effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist, facilitate or encourage any other Person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, take-over bid (including any exempt take-over bid under Canadian securities laws), merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or any of their respective securities (each, an “Extraordinary Transaction”) other than an Extraordinary Transaction approved by the Board; provided that nothing in this paragraph (d) shall preclude or prohibit Fir Tree (or its Affiliates) from tendering into a tender or exchange offer or from voting for or against any such Extraordinary Transaction;

(e)    (i) call or seek the Company or any other Person to call any meeting of shareholders, including by written consent or by requisition under Section 144 of the Yukon Business Corporations Act (“YBCA”), (ii) seek representation on, or nominate (or encourage any other Person to so seek or nominate) any candidate to, the Board (except as expressly provided by this Agreement), (iii) seek the removal of any member of the Board or (iv) make (or encourage any other Person to make) any proposal at any annual or special meeting of the Company’s stockholders;

(f)    take any public action in support of or make any public proposal or request that constitutes or relates to: (i) advising, controlling, changing or knowingly influencing the Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board (except as provided for in this Agreement), (ii) any material change in the capitalization, stock repurchase programs and practices, capital allocation programs and practices or dividend policy of the Company, (iii) any other material change in the Company’s management, business or corporate structure, (iv) seeking to have the Company waive or make amendments or modifications to the Company’s certificate of reorganization or bylaws, or other actions that may impede or facilitate the acquisition of control of the Company by any Person, (v) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (vi) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(g)    make any public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

(h)    form or join in a partnership, limited partnership, syndicate or other group, including a “group” as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities (for the avoidance of doubt, excluding any group composed solely of Fir Tree and its Affiliates);

(i)    make any request or application under Sections 24, 139, 145, 232, 241 or 243 of the YBCA;

(j)    institute, solicit or join, as a party, any litigation, arbitration or other proceeding (including any derivative action) against the Company or any of its future, current or former directors or officers or employees (provided, that nothing shall prevent Fir Tree from (i) bringing litigation to enforce the provisions of this Agreement, (ii) being a party to a class action instituted by a Third Party without the assistance or encouragement of Fir Tree (iii) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company, (iv) bringing bona fide commercial disputes that do not relate to the subject matter of this Agreement (and not, for the avoidance of doubt, in its capacity as a shareholder of the Company), or (v) exercising statutory appraisal rights);

(k)    enter into any discussions, negotiations, agreements, or understandings with any Third Party with respect to any of the foregoing, or assist, advise, knowingly encourage or knowingly influence any Third Party to take any action or make any statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing; or

(l)    contest the validity of, or publicly request any waiver of, the obligations set forth in this Section 2 (except in the event of a material breach of this Agreement by the Company).

Notwithstanding anything in this Agreement to the contrary, the foregoing provisions of this Section 2 shall not be deemed to (i) prohibit Fir Tree or its Affiliates, Associates, directors, officers, partners, employees, members or agents (acting in such capacity) from communicating privately with the Company’s directors or officers so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications; (ii) restrict any New Director in the exercise of his fiduciary duties; or (iii) prevent Fir Tree, its Affiliates or its Associates from making (a) any public or private statement or announcement with respect to an Extraordinary Transaction that is publicly announced by the Company or a Third Party or (b) any factual statement as required by a Legal Requirement (as defined below) (so long as such request did not arise as a result of discretionary acts by Fir Tree or any of its Affiliates).

The restrictions in this Section 2 shall terminate automatically upon the earliest of (i) the expiration of the Standstill Period; (ii) upon ten (10) days’ prior written notice delivered by Fir Tree to the Company following a material breach of this Agreement by the Company (including, without limitation, a failure to appoint or nominate the New Directors or Replacements in accordance with Section 1) if such breach has not been cured within such notice period, provided that Fir Tree is not then in material breach of this Agreement; (iii) upon the announcement by the Company that it has entered into a definitive agreement with respect to any Extraordinary Transaction; (iv) the commencement of any tender or exchange offer (by a Person other than Fir Tree or its Affiliates) which, if consummated, would constitute an Extraordinary Transaction that would result in the acquisition by any Person or group of more than 50% of the Company common shares, where the Company files a Schedule 14D-9 (or any amendment thereto), other than a “stop, look and listen” communication by the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, that does not recommend that the Company’s shareholders reject such tender or exchange offer; and (v) the adoption by the Board of any amendment to the Articles of Continuance, Articles of Reorganization, or the Bylaws of the Company that would reasonably be expected to substantially impair the ability of a shareholder to submit nominations for election to the Board or shareholder proposals in connection with any future meeting of the Company’s shareholders (in a manner inconsistent with the requirements of this Agreement).

3.    Voting Commitment. Starting on the date on which the New Directors are appointed to the Board in accordance with Section 1, Fir Tree agrees that it will cause all Voting Securities Beneficially Owned (including, for the avoidance of doubt, Beneficial Ownership of any Voting Securities acquired after the date of this Agreement) by Fir Tree and its Affiliates as of the record date for and entitled to vote at each Annual Meeting during the Standstill Period to be present for quorum purposes and voted at such meetings (i) in favor of the Company’s nominees, (ii) against the election of any directors that have not been nominated or recommended by the Company, (iii) in accordance with the Board’s recommendation with respect to auditor ratification proposals and (iv) in accordance with the Board’s recommendation with respect to any other proposal presented at such meeting (including, for the avoidance of doubt, the proposal to approve the Amendment), provided however, that in the case of this clause (iv), Fir Tree and its Affiliates shall be permitted to vote in its sole discretion with respect to any proposal (A) related to an Extraordinary Transaction, (B) which has received an “against” recommendation from Institutional Shareholder Services or Glass Lewis, (C) related to the implementation of takeover defenses or adversely affecting the rights of shareholders, (D) related to new or amended incentive compensation plans, or (E) any proposed issuance of Voting Securities or any securities convertible into, or exercisable or exchangeable for, Voting Securities.

4.    Resignation. Prior to the appointment of any New Director to the Board, such New Director shall deliver to the Company an irrevocable resignation letter pursuant to which such New Director shall resign from the Board and all applicable committees thereof if Fir Tree has breached this Agreement in any material respect and, if such breach is capable of being cured, such breach has not been cured within 10 days after receipt by Fir Tree of written notice from the Board specifying such breach. If any such New Director’s resignation is effected in accordance with this Section 4, the Company shall have no further obligations under Section 1 of this Agreement.

5.    Non-Disparagement. Until the expiration of the Standstill Period, Fir Tree and the Company agree not to (and will cause any Persons acting on their behalf not to) make, or cause to be made (whether directly or indirectly), any public statement or any public announcement (including in any document filed with or furnished to the SEC, Canadian securities regulators or through the media), or any statement to any shareholder or investor of the other party or any analyst, in each case which constitutes an ad hominem attack on, or otherwise disparages, the other party’s past, present or future affiliates, directors, officers, partners, principals, managers or employees. Nothing in this Section 5 shall be deemed to prevent either the Company or Fir Tree from complying with its respective disclosure obligations under a Legal Requirement.

6.    Public Announcements. No later than 9:30 a.m. Eastern Time on January 30, 2018, the Company shall announce this Agreement by means of the Press Release. Neither the Company nor Fir Tree shall make or cause to be made any public announcement or statement with respect to the subject of this Agreement that is contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other party. The Company acknowledges that Fir Tree may file this Agreement as an exhibit to its Schedule 13D. The Company shall be given a reasonable opportunity to review and comment on any Schedule 13D filing made by Fir Tree with respect to this Agreement, and

Fir Tree shall give reasonable consideration to the comments of the Company. Fir Tree acknowledges and agrees that the Company may file this Agreement and file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 8-K and other filings with the SEC. Fir Tree shall be given a reasonable opportunity to review and comment on any filing made by the Company with respect to this Agreement, and the Company shall give reasonable consideration to the comments of Fir Tree.

7.    Confidentiality.

(a)    Each New Director shall be required to comply with the Company’s Code of Ethics and Business Conduct as in effect on the date of this Agreement, including provisions relating to the confidentiality, disclosure and use of (including trading or influencing the actions of any Person based on) any non-public information entrusted to or obtained by such director by reason of his or her position as a director of the Company (“Confidential Information”).

(b)    Notwithstanding the foregoing, each of the New Directors if affiliated with Fir Tree (or their Replacement if affiliated with Fir Tree) may, if he or she wishes to do so, provide Confidential Information to Fir Tree and its investment professionals, controlled Affiliates, officers, directors, employees, agents, representatives and advisors (including legal, tax, accounting and financial advisors and excluding, for the avoidance of doubt, any New Director) (“Fir Tree Representatives”) solely to the extent that provision of any such information is made in compliance with applicable securities laws and such Fir Tree Representatives need to know such information in connection with Fir Tree’s investment in the Company or in order to assist such New Directors in the discharge of their fiduciary duties; provided, however, that Fir Tree (i) shall inform each Fir Tree Representative of the confidential nature of the Confidential Information and (ii) shall not, and shall cause each Fir Tree Representative not to, and shall instruct each other Fir Tree Representative not to, disclose any Confidential Information to any Person other than Fir Tree Representatives in compliance with this Section 7(b). Fir Tree shall be responsible for the breach of this Section 7(b) by any of the Fir Tree Representatives. Notwithstanding the foregoing, neither Fir Tree nor any Fir Tree Representative shall be required to keep confidential or not disclose any information that (i) is already in the possession of Fir Tree or a Fir Tree Representative from a source other than the Company, provided that such information is not known by Fir Tree, at the time of disclosure, to be subject to a confidentiality agreement with, or other obligation of confidentiality to, the Company; (ii) is or becomes generally known to the public other than as a result of a disclosure by Fir Tree or any of the Fir Tree Representatives in breach of this Section 7; (iii) is or becomes available or known to Fir Tree or any of the Fir Tree Representatives on a non-confidential basis from a source other than the Company, provided that such source is not known by Fir Tree to be bound by a confidentiality agreement with, or other obligation of confidentiality to, the Company; (iv) is or was independently developed by Fir Tree or any of the Fir Tree Representatives without any use of Confidential Information; or (v) is approved for disclosure by written authorization from the Company.

(c)    In the event that Fir Tree or any Fir Tree Representative is required by applicable subpoena, legal process or other legal requirement, or formally requested in an audit or examination by a regulator or self-regulatory organization with jurisdiction to regulate or oversee any aspect of its business (each, a “Legal Requirement”), to disclose any of the Confidential

Information, Fir Tree will, to the extent legally permissible and practicable, promptly notify the Company in writing in advance (including by email) so that the Company may seek a protective order or other appropriate remedy, at its sole cost and expense. Following notification by Fir Tree to the Company (or before such notification if prior notification is not legally permissible or practicable), Fir Tree and the Fir Tree Representatives may honor any such Legal Requirement if and solely to the extent that (a) such Person produces or discloses only that portion of the Confidential Information which its legal counsel advises it is legally required to be so produced or disclosed and such Person informs the recipient of such Confidential Information of the existence of the confidentiality obligations under this Section 7 and the confidential nature of the Confidential Information or (b) the Company consents in writing to having the Confidential Information produced or disclosed pursuant to a Legal Requirement. In no event will Fir Tree oppose action by the Company to obtain a protective order or other relief to prevent the production, disclosure or use of the Confidential Information or to obtain reliable assurance that confidential treatment will be afforded the Confidential Information. Notwithstanding any other provision of this Agreement to the contrary, if Fir Tree or any of the Fir Tree Representatives are subject to routine examination that is not targeted towards to the Company or the Confidential Information by a governmental regulatory agency having authority to regulate such Person, as applicable, Fir Tree or such Fir Tree Representative may disclose such Confidential Information as is requested by such agency in the course of any such examination without prior notice to the Company; provided that Fir Tree or the Fir Tree Representative, as applicable, shall advise the regulatory agency of the confidential nature of such information.

(d)    The confidentiality provisions contained in this Section 7 shall terminate on the later of the date (the “Termination Date”) that is twelve (12) months after (x) the date that Mr. Lederman or, if he or she is an employee of Fir Tree, Mr. Lederman’s Replacement, ceases to serve on the Board or (y) the most recent date in which a New Director provides Fir Tree with Confidential Information

8.    Securities Laws. Fir Tree acknowledges that it is aware, and will advise each Fir Tree Representative who receives Confidential Information pursuant to Section 7(b), that applicable securities laws prohibit any Person who has received material, non-public information from purchasing or selling securities on the basis of such information or from communicating such information to any other Person unless in compliance with such laws. Fir Tree agrees that it will not, and will use its commercially reasonable efforts to ensure that the Fir Tree Representatives undertake not to, trade or engage in any transaction in any securities issued by the Company or any derivative with respect to Company securities, in each case while in possession of such material non-public information or otherwise misuse material non-public information, in violation of such laws. The Company acknowledges that none of the provisions hereto shall in any way limit Fir Tree or any Fir Tree Representative’s activities in their respective ordinary course of businesses if such activities will not violate applicable securities laws. Fir Tree maintains customary policies and procedures designed to prevent unauthorized trading and misuse of material, non-public information in violation of applicable securities laws.

9.    Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that: (a) such party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder, (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms (subject to applicable bankruptcy and similar laws relating to creditors’ rights and to general equity principles), and (c) this Agreement will not result in a violation of any terms or conditions of any agreements to which such Person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

10.    Representations and Warranties of Fir Tree. Fir Tree represents and warrants that, as of the date of this Agreement: (a) Fir Tree and its Affiliates collectively Beneficially Own an aggregate of 36,379,590 shares of Common Stock, (b) Fir Tree and its Affiliates have a Synthetic Net Long Position in 7,038,874 shares of Common Stock and (c) Fir Tree and its Affiliates have not provided or agreed to provide, and will not provide, any compensation in cash or otherwise to any New Director in connection with such New Director’s nomination and appointment to, or service on, the Board (other than any New Director’s regular compensation as an employee of or investor in Fir Tree or its Affiliate, as applicable).

11.    Certain Defined Terms. For purposes of this Agreement:

(a)    The terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Exchange Act.

(b)    “Beneficial Ownership” means ownership of Voting Securities in a manner which provides such owner with the right to vote or cause to be voted such Voting Securities.

(c)    “Initial Term” shall mean the period commencing with the execution and delivery of this Agreement and ending on the later of (i) the date that is two years following April 12, 2017 and (ii) the date on which such New Director is next up for election at a meeting of the Company’s shareholders.

(d)    “New Independent Director Criteria” shall mean that such Person (i) has substantial expertise and experience in exploration and production in the oil and gas industry, (ii) is not a former employee or current employee of Fir Tree, (iii) has the relevant financial and business experience to be a director of the Company and (iv) otherwise qualifies as “independent” of the Company pursuant to the applicable securities laws and stock exchange requirements.

(e)    “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(f)    “Replacement Director Criteria” shall mean (i) with respect to a Replacement of Mr. Lederman, that such Replacement is a member of Fir Tree with similar skills, expertise and responsibilities as Mr. Lederman and (ii) with respect to a Replacement of the New Independent Director, that such Replacement (A) has substantial expertise and experience in exploration and production in the oil and gas industry, (B) is not a former employee or a then current employee of Fir Tree, (C) has the relevant financial and business experience to be a director of the Company and (D) will otherwise qualify as “independent” of the Company pursuant to the applicable securities laws and stock exchange requirements.

(g)    “Standstill End Date” shall mean (i) if the Company shall have delivered to Fir Tree no later than thirty (30) calendar days prior to the deadline for submission for nominations for election to the Board at the 2019 Annual Meeting of Shareholders a written confirmation that Mr. Lederman and the Independent Director (or their respective Replacements or proposed Replacements) will be nominated for election to the Board at the 2019 Annual Meeting of Shareholders, the earlier of (a) fifteen (15) calendar days prior to the deadline for submission for nominations for election to the Board at the 2020 Annual Meeting of Shareholders pursuant to the Company’s Amended and Restated Bylaw No. 1 (the “Bylaws”) and (b) April 19, 2020; or (ii) if the Company shall have failed to deliver the written confirmation pursuant to clause (i) of this definition, the earlier of (c) fifteen (15) calendar days prior to the deadline for submission for nominations for election to the Board at the 2019 Annual Meeting of Shareholders and (d) April 19, 2019.

(h)    “Synthetic Long Position” shall mean any transaction involving any option, warrant, convertible security, stock appreciation right, or other security, contract right or derivative position or similar right (including any “swap” transaction with respect to any security, other than a broad based market basket or index), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Voting Securities or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Voting Securities and that increases in value as the market price or value of the Voting Securities increases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the Voting Securities, in each case regardless of whether (i) such derivative conveys any voting rights in such Voting Securities to such Person or any of such Person’s Affiliates, (ii) such derivative is required to be, or capable of being, settled through delivery of such securities or (iii) such Person or any of such Person’s Affiliates may have entered into other transactions that hedge the economic effect of such derivative.

(i)    “Synthetic Short Position” shall mean any transaction involving any option, warrant, convertible security, stock appreciation right, or other security, contract right or derivative position or similar right (including any “swap” transaction with respect to any security, other than a broad based market basket or index), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Voting Securities or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Voting Securities and that increases in value as the market price or value of the Voting Securities decreases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any decrease in the value of the Voting Securities, in each case regardless of whether (i) such derivative conveys any voting rights in such Voting Securities to such Person or any of such Person’s Affiliates, (ii) such derivative is required to be, or capable of being, settled through delivery of such securities or (iii) such Person or any of such Person’s Affiliates may have entered into other transactions that hedge the economic effect of such derivative.

(j)    “Synthetic Net Long Position” shall mean the excess, if any, of a Person’s Synthetic Long Position over such Person’s Synthetic Short Position.

(k)    “Third Party” shall mean any Person other than the Company, Fir Tree and their respective Affiliates and representatives.

(l)    “Total Net Long Position” shall mean, without duplication, the sum of a Person’s (i) Beneficial Ownership of Voting Securities and (ii) Synthetic Net Long Position in Voting Securities.

(m)    “Voting Securities” shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors.

12.    Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of Delaware without reference to the conflict of laws principles thereof. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any dispute.

13.    No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

14.    Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

15.    Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by email, when such email is sent to the email address set forth below during normal business hours and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Ultra Petroleum Corp. 400 N. Sam Houston Parkway E., Suite 1200 Houston, Texas 77060
Attention:	Garrett B. Smith
Email:	gsmith@ultrapetroleum.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue New York, NY 10022
Attention:	Sarkis Jebejian
David Feirstein
Email:	sarkis.jebejian@kirkland.com
david.feirstein@kirkland.com

if to Fir Tree:

Fir Tree Capital Management LP
55 W 46th Street New York, NY 10036
Attention:	Brian Meyer
Email:	bmeyer@firtree.com

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
Attention:	Eleazer Klein
Email:	eleazer.klein@srz.com

16.    Severability. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

17.    Counterparts. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement.

18.    Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

19.    No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other Persons.

20.    Amendments. This Agreement may only be amended pursuant to a written agreement executed by Fir Tree and the Company.

21.    Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances.

22.    Specific Performance. Each of the parties hereto acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Company, on the one hand, and Fir Tree, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 22 is not the exclusive remedy for any violation of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

ULTRA PETROLEUM CORP.

By:
Name:
Title:

FIR TREE CAPITAL MANAGEMENT LP

By:
Name:
Title:

[Signature Page to Cooperation Agreement]

Exhibit 99.1

Ultra Petroleum Corp.

NEWS RELEASE

FOR IMMEDIATE RELEASE

ULTRA PETROLEUM ANNOUNCES RETIREMENT OF CHAIRMAN & CEO MICHAEL WATFORD; BRAD JOHNSON NAMED INTERIM CEO

Company Reaches Cooperation Agreement with Fir Tree Partners to Add Two New Directors

Provides Update on Horizontal Well Program in Pinedale, Increased Hedge Positions and Reaffirms Fourth Quarter 2017 Production Guidance

HOUSTON, Texas – January 30, 2018 – Ultra Petroleum Corp. (NASDAQ: UPL) today announced that, after leading the Company for 19 years, Chairman and CEO Michael D. Watford will be retiring from his role at the Company, effective February 28, 2018. Brad Johnson, Senior Vice President, Operations, will become interim CEO on that date, which is the date on which the Company will announce its fourth quarter 2017 earnings results.

“Given our successful emergence from the reorganization process almost a year ago, and following the recent success of the horizontal program, Ultra Petroleum is very well positioned, and I believe now is the right time to make the transition to new leadership,” said Mr. Watford. “The Company has tremendous assets and a talented team of people, and I am confident that Brad has the expertise and experience to guide the Company to new heights and enable it to fulfill its enormous potential.”

Ultra Petroleum also announced that it will add two new directors to its Board under a cooperation agreement with its largest shareholder, Fir Tree Partners, which owns an approximate 20% stake in the Company. Evan Lederman, Partner at Fir Tree, will join the Ultra Petroleum Board of Directors. In addition, a new independent director selected by a process agreed between Fir Tree and the Company will also be added to the Board. Current Directors, Dr. W. Charles Helton and Roger A. Brown, have notified the Company that they will resign as of February 28, 2018, at which time the two new directors and Mr. Johnson, in his capacity as interim CEO, will join the seven-person Board.

“On behalf of the Board, I’d like to thank Mike for his significant contributions in building Ultra Petroleum and its core asset, the Pinedale Anticline, into a world-class going concern with a bright future,” said, Steve McDaniel, Director of Ultra Petroleum. “Mike has developed a deep bench of executives, including Brad, who are more than capable of taking Ultra Petroleum to the next level. We look forward to working closely with Brad, who is a seasoned executive with a deep understanding of the Company. I have gotten to know Evan in recent times, and we also look forward to welcoming Evan to our Board. I am confident that his deep experience and expertise will be extremely helpful to the Company and additive to the Board of Directors. Finally, the Board would like to thank Charlie and Roger for their many years of dedicated and selfless service in to the Board, and we wish them all the best.”

“Fir Tree continues to view Ultra Petroleum as the most attractive natural gas company in the U.S., with significant resource growth potential, high cash flow margins and extremely low transport costs,” said Mr. Lederman. “We are very excited to continue to work hand in hand with the Board and with Brad for the benefit of all shareholders.”

“I am very honored to take on the role of interim CEO and to continue Mike’s excellent work,” said Mr. Johnson. “I am excited about the Company’s future. With the strong foundation of our assets and the exceptional employees within our organization, along with a new and potentially very impactful horizontal well program in Pinedale, I will be focused on significant improvement to our capital efficiency.”

Mr. Johnson joined Ultra Petroleum in 2008 as Director, Reservoir Engineering and Planning. In 2011, he was named Vice President, Reservoir Engineering and Development and concurrently promoted as an Officer of the Company. Since April 2014, Mr. Johnson has served directly under Mr. Watford as Senior Vice President, Operations, where he was responsible for all aspects of the Company’s operations, including geosciences, drilling and completion operations, production, construction, reservoir engineering, regulatory, environmental, safety and corporate engineering. Mr. Johnson has over 23 years of industry experience. Prior to joining Ultra, Mr. Johnson was employed by Anadarko Petroleum for 13 years where he served in various engineering and leadership roles.

Details of the cooperation agreement with Fir Tree Partners will be filed with the Securities and Exchange Commission on a Form 8-K. Kirkland & Ellis LLP served as legal counsel to Ultra.

Continued Strong Results for Pinedale Horizontal Program

The Company is pleased to announce another successful horizontal well on the east flank of Pinedale. The Warbonnet (WB) 9-23 M-1H well is Ultra’s first horizontal well to target the Mesaverde formation and produced at 17 MMcfed (10% condensate). The one-mile lateral was drilled to a total measured depth (MD) of 19,115 feet, which is approximately half the lateral length of the recently announced WB 9-23-A1H. With an average true vertical depth of 13,566 feet and estimated bottom-hole pressures of 11,400 psi, the resulting pressure gradient of 0.84 psi/ft is the highest among producing intervals in Pinedale.

“The initial results of this well confirm the horizontal potential of the Mesaverde interval. We were expecting higher pressures and higher porosities in the Mesaverde and that is exactly what we encountered,” said Brad Johnson. “To date, the Company has completed three horizontals on the east flank, each one targeting different intervals and each one verifying the significant resource potential beyond the previous commercial boundary of the Pinedale Anticline. We look forward to drilling more horizontal wells in 2018 and beyond.”

The Company has also drilled and cased the WB 9-23 A-2H, an 11,000’ lateral in the Lower Lance A interval. The well encountered significant gas shows and a net-to-gross sand percentage of 78%. The well was drilled one half-mile north of the WB 9-23-A1H, the well that posted an initial production rate of 51 MMcfed last quarter and recently produced a cumulative volume in excess of 3 Bcfe in its first 90 days of production. The A-2H well targeted the same stratigraphic interval and was drilled to a total depth of 22,690’ MD. The spud-to-rig-release cycle time of 25 days was 7.5 days faster and the costs to date are $0.6 million less than the costs to drill and case when compared to the A-1H well. The Company plans to complete and bring on-line the A-2H well in February.

Recently, the Company has utilized another rig in its fleet to spud two more horizontal wells on the Warbonnet 8-25 pad. These two wells will also target the Lower Lance interval with 2-mile laterals planned for the east flank of Pinedale. One horizontal lateral is planned to be drilled in February, and the next one to follow in March.

Based on the recent successes of the horizontal well program, the Company is adjusting its development plans for 2018 to include more horizontal wells and expects to provide a more substantial update in its next quarterly earnings release and conference call scheduled for February 28, 2018.

Commodity Hedges and Q4 Production Guidance

The Company has continued to increase its hedge position, with significant progress toward its previously stated goal of hedging at least 50% of production for 2018. Ultra will continue to pursue additional hedges in an opportunistic manner to enhance cash flow visibility. Current hedge positions are shown below:

	Production Period
	4Q17	1Q18	2Q18	3Q18	4Q18	Total 2018
NYMEX Swaps
Natural Gas:
Total Volume (Bcf)	16.7		65.5	66.2	22.3	154.0
Average price per Mcf	$3.38		$3.08	$3.08	$3.08	$3.08

Crude Oil:
Total Volume (MBbls)		118.0	182.0	184.0	184.0	668.0
Average price per Bbl		$62.17	$62.17	$62.17	$62.17	$62.17

NYMEX Collars
Natural Gas:
Total Volume (Bcf)		3.4				3.4
Floor Price per Mcf		$3.46				$3.46
Ceiling price per Mcf		$3.79				$3.79

Total Equivalent Volumes
Total Volume (Bcf)	16.7	4.1	66.6	67.3	23.4	161.4
Average floor price per Mcfe	$3.38	$4.66	$3.20	$3.20	$3.42	$3.27

Note: Natural gas volumes and prices based on a conversion factor of 1.07 MMBtu/Mcf.

In addition, ahead of our upcoming fourth quarter earnings release on February 28, 2018, the Company reaffirms its previous fourth quarter production guidance of approximately 75 Bcfe.

About Ultra Petroleum

Ultra Petroleum Corp. is an independent energy Company engaged in domestic natural gas and oil exploration, development and production. The Company is listed on NASDAQ and trades under the ticker symbol “UPL”. Additional information on the Company is available at www.ultrapetroleum.com.

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statement, including any opinions, forecasts, projections or other statements, other than statements of historical fact, are or may be forward-looking statements. Although the Company believes the expectations reflected in any forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to have been correct and actual results may differ materially from those projected or reflected in such statements. Certain risks and uncertainties inherent in our business as well as risks and uncertainties related to our operational and financial results are set forth in our filings with the SEC, particularly in the section entitled “Risk Factors” included in our most recent Annual Report on Form 10-K for the most recent fiscal year, our most recent Quarterly Reports on Form 10-Q, and from time to time in other filings made by the Company with the SEC. Some of these risks and uncertainties include, but are not limited to, increased competition, the timing and extent of changes in prices for oil and gas, particularly in the areas where we own properties, conduct operations, and market our production, as well as the timing and extent of our success in discovering, developing, producing and estimating oil and gas reserves, weather and government regulation, and the availability of oil field services, personnel and equipment. Our SEC filings are available written request to Ultra Petroleum Corp. at 400 North Sam Houston Parkway East, Suite 1200, Houston, Texas 77060 (Attention: Investor Relations) or on our website (www.ultrapetroleum.com) or from the SEC on their website at www.sec.gov or by telephone request at 1-800-SEC-0330.

For further information contact:

Sandi Kraemer

Director, Investor Relations

Phone: 281-582-6613

Email: skraemer@ultrapetroleum.com